Exhibit 99.1

Tuya Inc. to Hold Annual General Meeting on November 1, 2022

SANTA CLARA, Calif., September 14, 2022 /PRNewswire/ — Tuya Inc. (“Tuya” or the “Company”) (NYSE: TUYA; HKEX: 2391), a global leading IoT cloud development platform, today announced that it will hold an annual general meeting of the Company’s shareholders (the “AGM”) at 11:00 a.m. Beijing time (or soon after the Class A Meeting and the Class B Meeting, both of which are defined below) on Tuesday, November 1, 2022 at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, China, for the purposes of considering and, if thought fit, passing each of the Proposed Resolutions as defined and set forth in the notice of the AGM (the “AGM Notice”). The AGM Notice and the form of proxy for the AGM are available on the Company’s website at ir.tuya.com. The board of directors of the Company fully supports the Proposed Resolutions and recommends that shareholders and holders of American depositary shares (“ADSs”) vote in favor of the Proposed Resolutions.

The Company will hold a class meeting of holders of Class A ordinary shares with a par value of US$0.00005 each (the “Class A Meeting”) and a class meeting of holders of Class B ordinary shares with a par value of US$0.00005 each (the “Class B Meeting”) convened on the same date and at the same place as the AGM, for the purposes of considering and, if thought fit, passing the Class-based Resolution as defined and set forth in the circular of the Company dated September 15, 2022, Hong Kong time. The notices and forms of proxy for each of the Class A Meeting and the Class B Meeting and the circular are available on the Company’s website at ir.tuya.com.

Holders of record of the Company’s ordinary shares as of the close of business on September 30, 2022, Hong Kong time, are entitled to receive notice of, and to attend and vote at, the AGM or any adjournment or postponement thereof, and, as applicable, the Class A Meeting or the Class B Meeting. Holders of record of ADSs as of the close of business on September 30, 2022, New York time, who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, or indirectly through a bank, brokerage or other securities intermediary, as the case may be.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2021, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s annual report on Form 20-F can be accessed on the Company’s website at ir.tuya.com and on the SEC’s website at http://www.sec.gov.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, and Software-as-a-Service, or SaaS, to businesses and developers. Through its IoT cloud development platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Investor Relations Contact

Tuya Inc.

Investor Relations

Email: ir@tuya.com

The Blueshirt Group
Gary Dvorchak, CFA

Phone: +1 (323) 240-5796

Email: gary@blueshirtgroup.com

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